CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES MANAGEMENT TRANSITION

ATHENS, Greece, April 23, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) today announced that Director, Chief Executive Officer and Chief Financial Officer, Mr. Ioannis Lazaridis, will transition to a non-executive role with the Partnership upon the completion of the process to choose his successor. In the meantime, Mr. Lazaridis will continue as CEO and CFO and will lead the Partnership, until a successor is in place.

The Board of Directors has appointed a committee to  assist in the search process for Mr. Lazaridis’ successor. The Committee is chaired by Keith Forman and will consider both external and internal candidates.

“After 10 years with the Sponsor, Capital Maritime & Trading Corp. and the Partnership I would like to seek a new challenge. The Partnership is well positioned for growth with a solid balance sheet and I believe it is now the right time to make this transition. I would like to thank all my colleagues, the Board, and our Chairman, Mr. Evangelos Marinakis in particular, for their trust and support all these years,” Mr. Lazaridis said.

Mr. Marinakis said, “We have been fortunate to have Mr. Lazaridis serve the Partnership. I am delighted that Mr. Lazaridis intends to remain in his current role until his successor assumes his duties and that he will remain a Director of the Company. In addition, I look forward to working with the Board to identify the most suitable successor for the Partnership. The Partnership’s Board and myself will continue to strive to further strengthen the Partnership and improve the distributions to our unitholders. ”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com